FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Howatt, Thomas J.	2. Issuer Name and Ticker or Trading Symbol Wausau-Mosinee Paper Corporation WMO		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) President & CEO
(Last) (First) (Middle) 1244 Kronenwetter Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Day/Year April 2003
(Street) Mosinee, WI 54455		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
No Par Value Common Stock								4486.7872	I
No Par Value Common Stock								1,000	D
No Par Value Common Stock								8,875.124(1)	D	401-K Trust
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Common Stock (Right to Buy)	$13.13							11/18/94	02/19/12	No Par Value			2,444	D
Common Stock (Right to Buy)	$17.11							04/01/96	02/21/13	Common Stock			9,168	D
Common Stock (Right to Buy)	$18.50							03/01/96	08/31/15	Common Stock			18,750	D
Common Stock (Right to Buy)	$18.50							09/19/96	10/18/15	Common Stock			6,250	D
Common Stock (Right to Buy)	$17.69							09/17/97	10/15/16	Common Stock			5,000	D
Common Stock (Right to Buy)	$15.88							07/23/99	01/23/19	Common Stock			86,205	D
Common Stock (Right to Buy)	$8.97							10/19/01	08/07/20	Common Stock			350,000	D
Common Stock (Right to Buy)	$8.97							10/19/01	08/07/20	Common Stock			15,000	D
Common Stock (Right to Buy)	$10.71							01/29/03	12/13/21	Common Stock			6,000	D
Common Stock (Right to Buy)	$11.39(2)							(2)	12/12/22(2)	Common Stock			27,000(2)	D(2)
Common Stock Equivalent Units	1 for 1	04/30/03		A	V	282.4859		(3)	(3)	Common Stock	282.4859	10.62	8357.6697	D
Dividend Equivalents	(4)							(4)	10/15/16	Common Stock			5802.3	D

Explanation of Responses:

(1) Estimated amount. Represents an unallocated interest in a 401-k common stock investment fund.
(2) Number of shares to which option is exercisable is subject to satisfaction of certain performance criteria. Options are exercisable on date on which audited financial results for the fiscal year ending 12/31/03 are reported by the Company.
(3) Stock equivalent units accrued under the Wausau-Mosinee Deferred Compensation Plan for Directors; the value of the units is paid in cash at Director's termination of service.
(4) Accruals on dividend record dates. Value of dividend equivalents paid in cash only at earlier of termination of employment or exercise of certain options.

By: /s/ Sherri L. Craker, Attorney-in-Fact **Signature of Reporting Person	05/02/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.